SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34123

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

November 27, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of November 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on December 22, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AIP Macro Registered Fund P [File No. 811-22683]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 17, 2019, August 28, 2019, December 20, 2019, April 2, 2020, and July 1, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $44,500 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $26,000 for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on August 14, 2020.

Applicant's Address: Jonathan.gaines@dechert.com.

Asia Pacific Fund, Inc. [File No. 811-04710]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On January 31, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $296,572 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained approximately $10,792 for the purpose of paying final accrued liabilities.

Filing Dates: The application was filed on December 20, 2019 and amended on November 13, 2020.

Applicant's Address: JKopcsik@stradley.com.

Bread & Butter Fund Inc. [File No. 811-21748]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 31, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,852 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on August 28, 2020, and amended on October 23, 2020.

Applicant's Address: jpotkul@potkulcapital.com.

CC Real Estate Income Master Fund [File No. 811-23134]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 3, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $27,816 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $125,386 for the purpose of paying outstanding obligations.

Filing Date: The application was filed on August 18, 2020.

Applicant's Address: Clifford.cone@cliffordchance.com.

Eagle Growth and Income Opportunities Fund [File No. 811-22839]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 3, 2020; August 24, 2020; and November 20, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $1,791,596 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $1,658,038 for the purpose of paying outstanding obligations.

Applicant has agreed to the following condition to deregistration under the Act:

None of the fund's current or prior investment advisers or any of their respective "affiliated persons" (as defined in the Investment Company Act of 1940, as amended) will receive any fee or other payment, directly or indirectly, from the remaining assets; provided, however, that pro rata distributions by the fund to its shareholders shall be permissible.

Filing Date: The application was filed on November 23, 2020.

Applicant's Address: NRunyan@proskauer.com.

Goldman Sachs MLP Income Opportunities Fund [File No. 811-22856]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Goldman Sachs MLP and Energy Renaissance Fund, and on September 28, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $365,820.16 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on October 30, 2020.

Applicant's Address: william.bielefeld@dechert.com.

Nuveen Texas Quality Municipal Income Fund [File No. 811-06384]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Nuveen Quality Municipal Income Fund, and on March 2, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $476,085 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on October 9, 2020.

Applicant's Address: dglatz@stradley.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary